EXHIBIT 99.1

Asia Pacific Wire & Cable Corporation Limited Announces the Convening of AGM on September 18, 2020, and the Procurement of Loan

TAIPEI, Taiwan, Sept. 18, 2020 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) (the “Company”), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced that: (1) the Company will convene its 2020 Annual General Meeting on September 18, 2020 at 9:00 a.m. New York time at its headquarters located at Room B, 15th Floor, No. 77, Section 2, Dunhua South Road, Taipei, 106, Taiwan and (2) the Company has procured a US$6,000,000 secured loan from its majority shareholder, Pacific Electric Wire & Cable Co., Ltd. (“PEWC”).

The loan is a straight loan, has a one year term, carries a 3% interest rate, and is secured by a pledge of the Company’s 98.3% ownership stake in Sigma Cable Company (Private) Limited (“Sigma Cable”). The use of proceeds from the loan provided by PEWC will be applied to fund capital expenditures and working capital needs of the Company’s business projects, and for other corporate purposes, as determined from time to time. The Company has several projects in the pipeline, including, but not limited to, the acquisition of new machinery for the Company’s operation in China, the purchase of a new warehouse in Australia, and the execution of S$200M in supply, delivery and installation (SDI) projects in Singapore awarded to Sigma Cable last year.  The proceeds may be used to fund the subsidiaries who undertake these projects and are short of working capital.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company. The Company also provides project engineering services in the supply, delivery and installation (“SDI”) of power cables to certain of its customers.

Safe Harbor Statement

This release contains certain “forward-looking statements” relating to the Company, its business, and its subsidiary companies. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes”, “anticipates”, “expects”, “estimates”, “intends”, “plans” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as believed, anticipated, expected, estimated, intended or planned. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact: Investor Relations Contact: Asia Alpha Investor Relations Lisa A. Gray Senior Account Manager Phone: +1-212-989-9899 Email: apwc@asiaalphair.com